SCHEDULE 13D
CUSIP NO: 69924M 109		PAGE 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PARAMOUNT GOLD NEVADA CORP.
(Name of Issuer)

Common Stock, par value US$ 0.01 per share
(Title of Class of Securities)

69924M 109
(CUSIP Number)

Guy P. Lander
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
212-238-8619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Not

SCHEDULE 13D
CUSIP NO: 69924M 109		PAGE 2 of 5

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Seabridge Gold Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10
SOLE VOTING POWER: 1,124,963 shares (includes 51,600 shares subject to exercisable warrants)

SHARED VOTING POWER:  0

SOLE DISPOSITIVE POWER: 1,124,963 shares (includes 51,600 shares subject to exercisable warrants)

SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,124,963 shares (includes 51,600 shares subject to exercisable warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%*
14	TYPE OF REPORTING PERSON: CO

*   Percentage shown is based on 17,779,954shares of Common Stock issued and outstanding as of February 15, 2017,  as set forth in the Issuer’s Report on Form 8-K, filed with the SEC on February 15, 2017.

SCHEDULE 13D
CUSIP NO: 69924M 109		PAGE 3 of 5

(Amendment No. 1)
Under the Securities Exchange Act of 1934

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the beneficial ownership of the Reporting Entity in Paramount Gold Nevada Corp. (the “Issuer”). This Amendment No. 1 supplements the Schedule 13D as previously filed on March 7, 2017 (as amended, the “Schedule 13D”). The specific paragraph of Item 2 below is amended  and replaces the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Entity in the Schedule 13D.

SCHEDULE 13D
CUSIP NO: 69924M 109		PAGE 4 of 5

Item 2.	Identity and Background

Substantial Shareholders of Seabridge:

   FCMI Financial Corporation, an Ontario corporation (FCMI), and its affiliates and associates Pan Atlantic Bank and Trust Ltd., a Barbados company (PABTL), Albert D. Friedberg, a Canadian citizen, Ms. Nancy Friedberg, a Canadian citizen, The Buckingham Charitable Foundation, and FCMI Parent Co., a Nova Scotia corporation.  FCMI and its affiliates and associates are the beneficial owners of an aggregate of 10,392,181 common shares of Seabridge, representing 19.1% of the Reporting Entity’s outstanding common shares as of March 6, 2017. FCMI has its principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI is a holding company with multiple investments. FCMI and such affiliates disclaim that they are controlling persons of the Reporting Person, and the identification of FCMI and its affiliates in this Item 2 as substantial shareholders of the Reporting Person should not be deemed an admission by them of such control.

SCHEDULE 13D
CUSIP NO: 69924M 109		PAGE 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2017

/s/Christopher J. Reynolds
Christopher J. Reynolds